January 9, 2015

VIA EDGAR – FORM DEL AM

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: Valerie Lithotomos, Esq.

Re:	Delaying Amendment for The Calvert Fund (Calvert Short Duration Income Fund) Registration Statement on Form N-14 (File No. 333-200957)

Dear Ladies and Gentlemen:

Pursuant to Rule 473 under the Securities Act of 1933 (the “Securities Act”), as amended, on behalf of The Calvert Fund (the “Registrant”), we hereby file a delaying amendment with respect to the Registrant’s Registration Statement on Form N-14 (the “Registration Statement”) (File No. 333-200957) relating to the reorganization of Calvert Government Fund into Calvert Short Duration Income Fund, each a series of the Registrant.  The Registration Statement was filed with the Securities and Exchange Commission on December 15, 2014 and was scheduled to go effective January 28, 2015, pursuant to Rule 488 under the Securities Act.

The Registrant hereby amends the Registration Statement to delay its effective date until the Registrant shall file a further amendment that specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Pursuant to the requirements of the Securities Act and Rule 473 thereunder, this delaying amendment has been signed on behalf of the Registrant, in the City of Bethesda and the State of Maryland on the 9th day of January, 2015.

No fees are required in connection with this filing.  If you have any questions or comments in connection with this delaying amendment, please call me at 301-657-7044.

Very truly yours,

/s/ Andrew K. Niebler

Andrew K. Niebler
Assistant Secretary and Assistant Vice President
The Calvert Fund